DSM Press Release

820-3120

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone [redacted]80
Internet: [redacted]
E-mail : m

RECEIVED
2006 OCT 25 A 9:49

DSM

44E 06017867

Heerlen (NL), 13 October 2006

SUPPL

Repurchase of shares for balance sheet optimization plan

Royal DSM N.V. has repurchased 729,991 of its own shares in the period from October 5 up to and including October 11, 2006 at an average price of EUR 35.83. This is in accordance with the share buyback program announced on September 27, 2006 that is designed to achieve the desired balance sheet structure. The consideration of this repurchase was EUR 26.2 million.

The total number of shares repurchased under this program to date is 1,645,032 for a total consideration of EUR 57.9 million.

DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

PROCESSED
NOV 02 2006
THOMSON FINANCIAL

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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